# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HYCROFT MINING HOLDING CORP, CIK 0001718405
CUSIP: 44862P208
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: P.O. Box 3030, Winnemucca, Nevada (NV), 89446
Date of event which requires filing of this statement: 12/03/2025
Filed by CIK 0001411579
Persons authorized to receive notices and communications: Corey R. Chivers, Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York (NY), 10153, (212) 310-8000

## Reporting persons
- AMC ENTERTAINMENT HOLDINGS, INC. (CIK 0001411579): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,064,861; sole dispositive power 0; shared dispositive power 1,064,861; aggregate amount beneficially owned 1,064,861 (1.3% of the class)
  Comment: For rows 8, 10, and 11, includes 64,037 shares of class A common stock, par value $0.0001 per share (the "Common Stock"), of Hycroft Mining Holding Corporation (the "Issuer"), directly held by American Multi-Cinema, Inc. ("AMCI") and 1,000,824 shares of Common Stock issuable upon the exercise of outstanding warrants directly held by AMCI. The ownership percentage in row 13 is calculated assuming a total of 81,966,615 shares of Common Stock deemed issued and outstanding, which includes (i) 80,965,791 shares of Common Stock outstanding as of October 27, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on October 28, 2025 (the "Issuer's Form 10-Q") and (ii) 1,000,824 shares of Common Stock issuable upon the exercise of warrants directly held by AMCI.
- AMERICAN MULTI-CINEMA, INC. (CIK 0000780392): type of reporting person: corporation (CO); citizenship or place of organization: Missouri (MO); source of funds: other (OO); sole voting power 0; shared voting power 1,064,861; sole dispositive power 0; shared dispositive power 1,064,861; aggregate amount beneficially owned 1,064,861 (1.3% of the class)
  Comment: For rows 8, 10, and 11, includes 64,037 shares of Common Stock directly held by AMCI and 1,000,824 shares of Common Stock issuable upon the exercise of outstanding warrants directly held by AMCI. The ownership percentage in row 13 is calculated assuming a total of 81,966,615 shares of Common Stock deemed issued and outstanding, which includes (i) 80,965,791 shares of Common Stock outstanding as of October 27, 2025, as set forth in the Issuer's Form 10-Q and (ii) 1,000,824 shares of Common Stock issuable upon the exercise of warrants directly held by AMCI.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: HYCROFT MINING HOLDING CORP
Address of issuer's principal executive offices: P.O. Box 3030, Winnemucca, Nevada (NV), 89446
Comment:
EXPLANATORY NOTE

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D (the "initial Schedule 13D," and as amended from time to time, the "Schedule 13D") originally filed by the Reporting Persons on March 24, 2022 and relates to the shares of class A common stock, par value $0.0001 per share (the "Common Stock"), of Hycroft Mining Holding Corporation, a Delaware corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each defined term used but not defined in this Amendment No. 3 shall have the meaning assigned to such term in the initial Schedule 13D.

This Amendment No. 3 constitutes an exit filing for the Reporting Persons as the Reporting Persons own less than five percent (5%) of the Common Stock.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 3 is hereby incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

After a period of negotiation, on December 3, 2025, AMC entered into a Stock Purchase Agreement with Sprott Mining (the "Stock Purchase Agreement"), pursuant to which the Reporting Persons sold 2,340,824 shares of Common Stock to Sprott Mining along with 13,400,000 Warrants and the right, upon vesting of certain restricted stock units ("RSUs"), to receive 11,981 shares of Common Stock for a total purchase price of $24,110,487.20. Further, in connection with the Stock Purchase Agreement, BMO, as representatives of the underwriters under the Underwriting Agreement, agreed to waive the transfer restrictions of the Lock-up Letter to permit the transactions contemplated by the Stock Purchase Agreement. Each RSU currently represents a contingent right to receive one share of Common Stock and each Warrant is currently exercisable into 1/10 of one share of Common Stock.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 99.6, which is incorporated herein by reference.

As a result of the transactions contemplated by the Stock Purchase Agreement, the Reporting Persons no longer have the right to appoint one director to the board of directors of the Issuer as previously provided for under the Subscription Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 3 are incorporated by reference in this Item 5.

The Reporting Persons beneficially own an aggregate 1,064,861 shares of Common Stock held by AMCI (which amount includes 1,000,824 shares of Common Stock issuable upon the exercise of warrants held by AMCI), representing 1.3% of the outstanding shares of Common Stock based on a total of 81,966,615 shares of Common Stock deemed issued and outstanding, which includes (i) 80,965,791 shares of Common Stock outstanding as of October 27, 2025, as set forth in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on October 28, 2025 and (ii) 1,000,824 shares of Common Stock issuable upon the exercise of warrants directly held by AMCI).
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 5(a) of this Amendment No. 3 is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except as otherwise disclosed in this Amendment No. 3 and the Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons' knowledge, any of the Schedule A Persons, has effected any transaction during the past 60 days in, any shares of Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Schedule 13D is hereby amended and supplemented as follows:

As a result of the transaction described in Item 4 of this Amendment No. 3, on December 3, 2025, each of the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the outstanding securities of Issuer. The filing of this Amendment No. 3 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Amendment No. 3 is hereby incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.6 Stock Purchase Agreement.

## Signatures
- AMC ENTERTAINMENT HOLDINGS, INC.: /s/ Edwin F. Gladbach, Edwin F. Gladbach/Senior Vice President, General Counsel & Secretary (12/05/2025)
- AMERICAN MULTI-CINEMA, INC.: /s/ Edwin F. Gladbach, Edwin F. Gladbach/Senior Vice President, General Counsel & Secretary (12/05/2025)